January 21, 2020

Michael I. Goldberg
Trustee
Woodbridge Liquidation Trust
Las Olas Center II
350 East Las Olas Boulevard, Suite 1600
Fort Lauderdale, Florida 33301

       Re: Woodbridge Liquidation Trust
           Registration Statement on Form 10-12G
           Filed October 25, 2019
           File No. 000-56115

Dear Mr. Goldberg:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction
cc:    David Barton, Esq.